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                     (LOGO OF VALUJET, INC. APPEARS HERE)


   ValuJet Airlines, Inc. Announces Completion of $80 Million Debt Offering

    ATLANTA, Aug. 15 /PRNewswire/ -- ValuJet Airlines, Inc. announced today its completion of a private placement to institutional investors of $80 million in aggregate principal amount of 10-1/2 percent Senior Secured Notes due 2001 (the "Notes"). The net proceeds of the offering will be used to refinance certain secured debt of the company and to finance the purchase of hushkits.

    "This new financing provides ValuJet with considerable financial flexibility," said ValuJet Airlines Chief Financial Officer Steve Nevin. "The company will no longer be subject to any financial maintenance covenant tests and approximately $50 million of principal payments that would have been due between now and April 2001 under our previous bank financing has now been deferred."

    The Notes were placed in a private offering pursuant to Section 4 (2) and Rule 144A under the Securities Act of 1933. As such, the notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The company is obligated to make a registered offer to the holders of the privately placed Notes to exchange those Notes for substantially identical, registered notes.

    Atlanta-based ValuJet Airlines, Inc., a wholly owned subsidiary of ValuJet, Inc. (Nasdaq: VJET), makes air travel more affordable for more people by offering the traveling public everyday low fares. The airline operates 200 system-wide peak daily departures to 24 cities.

SOURCE  ValuJet Airlines, Inc.

August 15, 1997